Weil, Gotshal & Manges LLP

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New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

April 28, 2020

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Submitted April 23, 2020

File No. 333-236940

Ladies and Gentlemen:

On behalf of our client, Fortress Value Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 28, 2020, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (File No. 333-236940) filed with the Commission on April 23, 2020 (the “Registration Statement”). We are concurrently filing via EDGAR amendment no. 2 to the Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Exhibits

We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We acknowledge the Staff’s comment, and have revised Section 9.3 of Exhibit 4.4 to remove the exclusivity of the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York. As revised, Exhibit 4.4 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, we do not believe that any additional disclosure, including risk factor disclosure, is appropriate.

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Securities and Exchange Commission

April 28, 2020

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch

Alexander Lynch

cc:	Andrew A. McKnight
Chief Executive Officer
Fortress Value Acquisition Corp.

Jennifer O’Brien, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

Kevin Dougherty, Staff Attorney

Tim Levenberg, Special Counsel

Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq.

Michael Mies, Esq.